

May 27, 2020

Keith L. Belknap
Executive Vice President and General Counsel
Beazer Homes USA, Inc.
1000 Abernathy Road, Suite 260
Atlanta, Georgia 30328

>   **Re: Beazer Homes USA, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed May 19, 2020**
>   **File No. 333-238487**

Dear Mr. Belknap:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald (Ron) Alper at 202-551-3329 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Real Estate & Construction

cc: Elizabeth Morgan